EXHIBIT 99.1

TOP Ships Announces Letter of Intent for Acquisition of Real Estate Assets in Dubai

ATHENS, Greece, Nov. 28, 2025 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American:TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it has entered into a letter of intent for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer. Under the letter of intent, TOP Ships has been granted an exclusive right and an option to acquire all or a portion of a portfolio of assets with an estimated aggregate market value in excess of $200 million. In the Company’s view, Dubai is one of the world’s most attractive real estate markets, supported by strong global investor confidence, transparent regulations, and a resilient, high-growth economy.

The purchase price on exercise of the option with respect to any of the properties will be at a 10% discount to fair market value as determined by two independent appraisals. Prior to December 31, 2025, TOP Ships will make an advance cash payment of $23.5 million to be credited against the acquisition price or refunded to the extent the Company does not elect to exercise the purchase option. The option period expires 90 days following this advance payment.

The entry into the letter of intent was approved by a special committee composed of independent members of the Company's board of directors. The exercise of the purchase option remains subject to the approval of the special committee. During the 90-day option period the special committee will conduct a due diligence process and evaluation of the potential transaction taking into account market conditions and other factors, and there can be no assurance that the purchase option will be exercised or that the acquisition of the assets subject to the purchase option or any similar transaction involving real estate assets will be consummated.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the potential acquisition of real estate assets.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org